                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the transition period from ____ to _____ Commission file number  000-50351
                                                                     ---------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      Genesis HealthCare Corporation 401(k)



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Genesis HealthCare Corporation
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350

Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2003 and 2002 and for the year ended December 31, 2003.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 - 3:      Not applicable under ERISA filing.

Item 4:           Financial Statements and Exhibits.

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                 Financial Statements and Supplemental Schedule

                                December 31, 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                                             GENESIS HEALTHCARE CORPORATION
                                                       401(K) PLAN



                                                    TABLE OF CONTENTS



                                                                                                                   PAGE
Report of Independent Registered Public Accounting Firm                                                               1

Statement of Net Assets Available for Benefits, December 31, 2003                                                     2

Statement of Changes in Net Assets Available for Benefits, for the period December 1, 2003
    (the inception of the Plan) through December 31, 2003                                                             3

Notes to Financial Statements                                                                                         4

SCHEDULE:

1   Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2003                                10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Pension Committee and the Participants
Genesis HealthCare Corporation 401(K) Plan:


We have audited the accompanying statement of net assets available for benefits of the Genesis HealthCare Corporation 401(K) Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the period December 1, 2003 (the inception of the Plan) through December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the period December 1, 2003 (the inception of the Plan) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP



Philadelphia, Pennsylvania

June 24, 2004

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                 Statement of Net Assets Available for Benefits

                                December 31, 2003


Assets:
     Investments, at fair value                               $144,226,000
     Employer matching receivable                                4,120,838
     Employee contribution receivable                              294,119
     Loans to participants                                       4,899,672
                                                              ------------
                 Total assets                                  153,540,629
                                                              ------------
Net assets available for benefits                             $153,540,629
                                                              ============
See accompanying notes to financial statements.

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

            Statement of Changes in Net Assets Available for Benefits

           For the period December 1, 2003 (the inception of the Plan)
                           through December 31, 2003

Additions:
     Contributions:
        Employees                                        $  1,039,724
        Employer                                            4,120,838
        Rollovers                                                 516
     Net appreciation in fair value of investments          1,217,823
     Interest income and dividends                              8,766
     Transfers from affiliated plans                      147,170,423
                                                         ------------
                 Total additions                          153,558,090
                                                         ------------
Deductions:
     Benefit payments                                           8,328
     Transfers to affiliated plans                              9,133
                                                         ------------
                 Total deductions                              17,461
                                                         ------------
                 Net increase                             153,540,629
Net assets:
     Beginning of period                                           --
                                                         ------------
     End of period                                       $153,540,629
                                                         ============




See accompanying notes to financial statements.

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003



(1)    DESCRIPTION OF THE PLAN

       The following description of the Genesis HealthCare Corporation 401(K) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is for the benefit of all employees of Genesis HealthCare Corporation (the Company) who complete six consecutive months during which they have been credited with at least 500 hours of service in their first six months, or if initial eligibility is not met, employees who complete 12 consecutive months of service during which they have been credited with at least 1,000 hours of service in their first year or any calendar year thereafter, and who have not been employed under the terms and conditions of a collective bargaining agreement. The Plan was adopted on December 1, 2003, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

              Effective December 1, 2003, Genesis Health Ventures, Inc. (GHV) changed its name to NeighborCare, Inc. and completed the distribution (the spin-off) of the common stock of the Company to its shareholders. As a result of the spin-off, the Company adopted the Plan and assets held on behalf of participants who became Genesis HealthCare Corporation employees were transferred from the Genesis Health Ventures, Inc. Retirement Savings Plan (the GHV
              Plan) to the Plan.

       (B)    CONTRIBUTIONS

              Eligible employees may make a voluntary, tax-deferred annual contribution of up to $13,000 to the Plan for the year ended December 31, 2003. This figure is adjusted annually for inflation as provided under the Internal Revenue Code. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2003, the catch-up contribution limitation is $3,000.

              Each plan year, the board of directors of the Company may fix the proportionate matching contribution at any level, and intends to announce the level of such contributions in advance of each plan year. For the 2003 plan year, the board approved matching contributions of $4,120,838 on behalf of each participant representing the amount of 50% of the individual's contribution to both the GHV Plan and the Plan, limited to 1.5% for non-highly compensated employees and 1% of highly compensated employees of the employee's annual salary. The 2003 plan year matching contribution was earned by employees during their participation in both the GHV Plan and the Plan, as though both plans were combined.

              The Company may also elect to make an additional profit-sharing contribution to the Plan. Such contribution is a discretionary contribution, subject to approval by the Company's board of directors. The Company did not elect to make any profit-sharing contributions for the year ended December 31, 2003.




                                        4                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003



              In order for a participant to share in the employer's matching and/or profit-sharing contributions for any plan year, the participant must have met one of the following conditions during the plan year to be considered an "active participant:"

              (a) Remained employed on the last day of the plan year;
              (b) retired;
              (c) died; or
              (d) became disabled.

              In addition, a participant is also required to have a minimum of 1,000 hours of service in the plan year to share in profit-sharing contributions.

       (C)    FORFEITURES

              Forfeitures of non-vested Company contributions are used to offset such future contributions. There were no such amounts at December 31, 2003.

       (D)    PARTICIPANT ACCOUNTS

              Participants have a non-forfeitable interest in their contributions at all times, although there are certain restrictions and options on withdrawals. The participants' vested interest in their accounts under the Plan as it is attributable to employer matching contributions and employer profit-sharing contributions is as follows:

              (a) With regard to employer matching contributions and employer profit-sharing contributions made to the GHV Plan for the Plan years after December 31, 2001:

                                                                   PARTICIPANT'S
                                 PARTICIPANT'S                        VESTED
                           YEARS OF VESTING SERVICE                 PERCENTAGE
                    -------------------------------------       ----------------
                    Less than 2 years of vesting service               None
                    2 years of vesting, but fewer than 3               20%
                    3 years of vesting, but fewer than 4               40%
                    4 years of vesting, but fewer than 5               60%
                    5 years of vesting, but fewer than 6               80%
                    6 years or more                                   100%












                                        5                            (Continued)

                        GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003


              (b) With regard to employer matching contributions and employer profit-sharing contributions made to the GHV Plan for Plan years on or before December 31, 2001:


                                                                  PARTICIPANT'S
                                PARTICIPANT'S                        VESTED
                              YEARS OF SERVICE                     PERCENTAGE
                    -------------------------------------      -----------------
                    Fewer than five years                             None
                    Five years or more                                100%
                    Attainment of age 65, death, or
                       disability while in the employ of
                       the Company                                    100%

              The Plan provides for modification of the vesting schedule to 100% after three or more years of service in certain situations.

       (E)    PAYMENT OF BENEFITS

              Normal and deferred retirement benefits, disability benefits, and vested benefits are generally distributed as a single sum. A participant may request that normal retirement benefits be distributed in approximately equal installments over a period of years not to exceed the life expectancy of the participant and the participant's designated beneficiary.

       (F)    INVESTMENT INCOME

              Unrealized appreciation (depreciation) of investments is determined based upon quoted market values. Dividends, interest income, and capital gains (losses) are reinvested. Such amounts are added to or deducted from the participants' accounts based on the terms of the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (A)    ADMINISTRATIVE EXPENSES

              Most administrative expenses incurred in the operation of the Plan are paid by the Plan.

       (B)    INVESTMENTS

              Plan investments are stated at fair value based on their quoted net asset value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

       (C)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and






                                        6                            (Continued)

                        GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003


              the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)    INVESTMENTS

       All investments are as directed by Plan participants. A participant may direct contributions in any of the following investment options in increments of 1%:

       AIM Basic Value Fund seeks long-term capital appreciation and invests in large value companies.

       Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

       Wachovia Diversified Bond Group Trust Fund invests in full maturity bonds.

       Wachovia Enhanced Stock Market Fund invests in large-cap equity index companies.

       American Funds Growth Fund of America invests primarily in common stocks.

       Templeton Growth Fund invests primarily in common stocks with a flexible investment policy.

       Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

       MFS New Discovery Fund invests in small-cap equity companies.

       Dreyfus Mid Cap Index Fund invests in mid-cap equity companies.

       Genesis HealthCare Corporation Stock Fund invests in Company common stock.

       NeighborCare Stock Fund invests in common stock of the Company's former parent (no contributions to this Fund after December 1, 2003).

       The following presents the investment balances at December 31, 2003:


       AIM Basic Value Fund                                        $  1,256,883
       Federated Capital Preservation Fund*                          31,714,755
       Templeton Growth Fund*                                        20,057,561
       American Funds Growth Fund of America*                        29,755,726
       Wachovia Enhanced Stock Market Fund*                          12,223,056
       Wachovia Diversified Bond Group Trust Fund*                   17,444,692
       Vanguard Wellington Fund*                                     24,848,789
       MFS New Discovery Fund                                         2,103,076
       Dreyfus Mid Cap Index Fund                                     3,950,140
       Genesis HealthCare Corporation Stock Fund                        289,176
       NeighborCare Stock Fund                                          582,146
                                                                   ------------
                                                                   $144,226,000
                                                                   ============

       *Represents 5% or more of the Plan's net assets.


                                         7                           (Continued)

                        GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003


       During the period from December 1, 2003 to December 31, 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,217,823 as follows:


                Mutual Funds                                       $1,185,775
                Genesis HealthCare Corporation Stock Fund               5,450
                NeighborCare Stock Fund                                26,598
                                                                   ----------
                                                                   $1,217,823
                                                                   ==========

(4)    FORFEITURES

       The employer contributions for the 2003 plan year are made subsequent to Plan year-end, and are offset by non-vested forfeiture accounts. As of December 31, 2003, forfeiture accounts available for and to be used for the reduction of future employer contributions was $267,820.

       The total of non-vested forfeiture accounts used to reduce employer contributions in 2003 was $267,820.

(5)    INCOME TAXES

       A determination letter has not been received for the Plan. The Company believes the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan is qualified and related trust is tax exempt as of the financial statement date.

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, and/or terminate the Plan at any time. Upon termination, all participants will become fully vested in the amounts standing to their credit under the Plan.

(7)    LOAN FUND

       Participants are able to borrow up to 50% of their vested balance with a minimum loan of $1,000 and a maximum loan of $50,000. Such loans are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Only one loan outstanding at a time is permitted. Prior plans merged into the Plan permitted multiple loans, which were grandfathered into the Plan.

(8)    PARTY-IN-INTEREST TRANSACTIONS

       Plan investments in the Wachovia Diversified Bond Group Trust Fund and the Wachovia Enhanced Stock Market Fund are shares of funds managed by Wachovia Bank, N.A., the trustee. These transactions qualify as party-in-interest transactions.







                                        8                            (Continued)

                         GENESIS HEALTHCARE CORPORATION
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 2003



       Plan investments in Genesis HealthCare Corporation invest in shares of the plan sponsor's publicly traded stock. These transactions qualify as party-in-interest transactions.

(9)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for plan benefits as of December 31, 2003 from the financial statements to the Form 5500:



       Net assets available for benefits per the
         financial statements                                      $153,540,629
       Employer and participant receivables                          (4,414,957)
                                                                   ------------
       Net assets available for benefits per the Form 5500         $149,125,672
                                                                   ============









                                        9                            (Continued)

                                                                                                           SCHEDULE 1
                                            GENESIS HEALTHCARE CORPORATION
                                                      401(K) PLAN

                            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                                   December 31, 2003
                                                                                    SHARES OR
                              DESCRIPTION                                          FACE AMOUNT            FAIR VALUE
--------------------------------------------------------------------------------   -----------           ------------
Funds:
  Federated Capital Preservation Fund                                               27,875,200           $ 31,714,755
  Wachovia Diversified Bond Group Trust Fund*                                       15,136,472             17,444,692
  Wachovia Enhanced Stock Market Fund*                                              11,527,806             12,223,056
  Vanguard Wellington Fund                                                          22,870,512             24,848,789
  American Funds Growth Fund of America                                             29,369,561             29,755,726
  Templeton Growth Fund                                                             16,251,980             20,057,561
  MFS New Discovery Fund                                                             1,907,825              2,103,076
  AIM Basic Value Fund                                                               1,047,754              1,256,883
  Dreyfus Mid Cap Index Fund                                                         3,396,377              3,950,140
Stock Fund:
  Genesis HealthCare Corporation Stock Fund *                                            8,683                289,176
  NeighborCare Stock Fund                                                              555,548                582,146

Loans to participants (interest rates range from 4.00% to 9.53%)*                                           4,899,672
                                                                                                         ------------
Total investments                                                                                        $149,125,672
                                                                                                         ============

* Represents a party-in-interest.







See accompanying report of independent registered public accounting firm.

                                    SIGNATURES



The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



GENESIS HEALTHCARE CORPORATION 401(k) PLAN
------------------------------------------
                                                                  (Name of Plan)



Date: June 28, 2004

                                         By:  /s/ James W. Tabak
                                         ---------------------------------------

                                         James W. Tabak,
                                         Sr. Vice President, Human Resources
                                         Genesis HealthCare Corporation

                                  EXHIBIT INDEX

Item
----

23       Consent of Independent Auditors